August 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Allergan plc

Application for Withdrawal on Form RW

for Registration Statement on Form S-4 (Registration No. 333-205726)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Allergan plc (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-205726), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on July 17, 2015.

The Company requests withdrawal of the Registration Statement because, as reported on the Company’s Current Report on Form 8-K, filed with the Commission on August 5, 2015, the Company, Keto Merger Sub, Inc., an indirect wholly owned subsidiary of the Company (“Merger Sub”), and KYTHERA Biopharmaceuticals, Inc. (“KYTHERA”) have agreed, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 4, 2015, to revise the structure of their previously announced merger transaction to provide that the $75.00 per share merger consideration to be paid to KYTHERA stockholders will be paid entirely in cash, instead of 80% cash and 20% stock as provided for under the Agreement and Plan of Merger, dated as of June 17, 2015, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 1, 2015, in each case, by and among the Company, Merger Sub and KYTHERA. Accordingly, the Company will not proceed with the proposed offering of its ordinary shares as merger consideration to KYTHERA’s stockholders. Because the proposed offering of the ordinary shares that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via mail at Allergan plc, Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054, with copies to Jeffrey D. Karpf and James E. Langston via facsimile at (212) 225-3999.

If you require additional information, please do not hesitate to contact the undersigned at (862) 261-8830, Jeffrey D. Karpf at (212) 225-2864 or James E. Langston at (212) 225-2784.

Very truly yours,

/s/ A. Robert D. Bailey
A. Robert D. Bailey
Chief Legal Officer and Corporate Secretary
Allergan plc

cc:	Jeffrey P. Riedler
Preston Brewer
Dan Greenspan
Securities and Exchange Commission

Jeffrey D. Karpf
James E. Langston
Cleary Gottlieb Steen & Hamilton LLP

Andrew W. Ment
Covington & Burling LLP

Alan C. Mendelson
Mark V. Roeder
Josh Dubofsky
Latham & Watkins LLP